OMB APPROVAL
OMB Number: 3235-0167 Expires: October 31, 2004 Estimated average burden
hours per response	1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-13627

APEX SILVER MINES LIMITED
(Exact name of registrant as specified in its charter)

Walker House
Mary Street
George Town, Grand Cayman
Cayman Islands, British West Indies
(345) 949-0050
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares Subscription Warrants
(Title of each class of securities covered by this Form)

Ordinary Shares, $0.01 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date: 0

        Pursuant to the requirements of the Securities Exchange Act of 1934, Apex Silver Mines Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	NOVEMBER 11, 2002	By:	/s/ KEITH R. HULLEY Keith R. Hulley Chief Executive Officer